SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 oblibations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Beebe, Kevin L. (Last) (First) (Middle) One Allied Drive (Street) Little Rock, AR 72202 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol ALLTEL Corporation AT 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) January 2001 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Group President - Communications
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock				6,951	D
Common Stock				322	I	By 401(k)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Beebe, Kevin L. - January 2001
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Incentive Stock Option	$67.8750	01/25/2001	A |	(A) 1,473 (1)		Common Stock - 1,473	$67.8750	1,473	D
Non-Qualified Stock Option	$67.8750	01/25/2001	A |	(A) 108,527 (1)		Common Stock - 108,527	$67.8750	108,527	D
Incentive Stock Option	$68.2500					Common Stock - 1,465		1,465	D
Incentive Stock Option	$63.7500					Common Stock - 2		2	D
Incentive Stock Options	$65.0625					Common Stock - 0		7,680	D
Non-Qualified Stock Option	$65.0625					Common Stock - 0		242,320	D
Non-Qualified Stock Option	$68.2500					Common Stock - 73,535		73,535	D
Non-Qualified Stock Option	$63.7500					Common Stock - 349,998		349,998	D
Stock Options	$15.7500					Common Stock - 0		2,124	D
Stock Options	$21.7600					Common Stock - 0		3,540	D
Stock Options	$25.9000					Common Stock - 0		4,957	D
Stock Options	$25.2900					Common Stock - 0		7,081	D
Stock Options	$20.9200					Common Stock - 0		4,957	D
Stock Options	$31.5500					Common Stock - 0		8,498	D
Stock Options	$32.5200					Common Stock - 0		3,996	D
Stock Options	$43.2500					Common Stock - 0		5,920	D
Stock Options	$47.3000					Common Stock - 0		5,920	D
Stock Options	$39.1900					Common Stock - 0		5,920	D
Stock Options	$35.1400					Common Stock - 0		5,920	D
Stock Options	$30.5800					Common Stock - 0		4,514	D
Stock Options	$26.9500					Common Stock - 0		30,710	D
Stock Options	$32.3500					Common Stock - 0		52,984	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ __________________ ** Signature of Reporting Person Date Kevin L. Beebe Page 2 SEC 1474 (3-99)

Beebe, Kevin L. - January 2001
Form 4 (continued)
FOOTNOTE Descriptions for ALLTEL Corporation AT

Form 4 - January 2001

Kevin L. Beebe
One Allied Drive

Little Rock, AR 72202
Explanation of responses:

 (1)   These options were granted on January 25, 2001 in accordance with Rule 16b-3(d) under a stock option plan and expire ten years after the date of grant. Each grant becomes exercisable beginning one year after the date of grant in increments of 20% of the grant per year, and is fully exercisable after the fifth year.

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